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SUPPL

03 JAN 30 AM 7:21

Attention Business Editors:

Mosaic Group Signs Investment Banker

TORONTO, Jan. 28 /CNW/ - Further to the press release issued on December 17, 2002, Mosaic Group Inc. (TSX:MGX), (the "Company") announced today it has retained Lazard Frères & Co. LLC, New York, as Investment Banker to assist in the possible sale of all or part of the Company.

Forward Looking Statements

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a best-in-class provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

%SEDAR: 00002180E

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

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For further information: Please Contact Hap Stephen, Chief Restructuring Officer, (416) 813-0739 ext. 2228, Mosaic Group Inc., E-mail: stephenh@mosaicgroupinc.com

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